Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

dated November 17, 2020

Registration No. 333-226944

Supplementing the Preliminary

Prospectus Supplement dated November 17, 2020

and Prospectus dated June 2, 2020

SERVICE PROPERTIES TRUST

PRICING TERM SHEET

Issuer:	Service Properties Trust (the “Issuer”)
Guarantors:	Certain of the Issuer’s direct and indirect subsidiaries as described in the Preliminary Prospectus Supplement referred to above (the “Guarantors”)
Security:	5.50% Senior Notes due 2027 (the “Notes”)
Ranking:	Senior Unsecured
Format:	SEC Registered
Expected Ratings*:	Ba1 / BB (Moody’s/S&P)
Trade Date:	November 17, 2020
Settlement Date:	November 20, 2020 (T+3). The Issuer expects that delivery of the Notes will be made against payment thereof on or about November 20, 2020, which will be the 3rd business day following the trade date referred to above (the “trade date”) (such settlement cycle being herein referred to as “T + 3”). Pursuant to Rule 15c6-1 under the Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the trade date will be required, by virtue of the fact that the Notes initially will settle T + 3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the notes on the trade date should consult their own advisor.
Use of Proceeds:	The Issuer expects to use the net proceeds from this offering to repay outstanding borrowings under its revolving credit facility.
Principal Amount:	$450,000,000
Gross Proceeds to the Issuer:	$450,000,000

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Interest Payment Dates:	June 15 and December 15, commencing June 15, 2021
Maturity Date:	December 15, 2027
Record Dates:	June 1 and December 1
Yield to Maturity:	5.50%
Coupon (Interest Rate):	5.50% per annum
Price to Public:	100% of principal amount of the Notes, plus accrued interest, if any, from November 20, 2020
Optional Redemption:	Make-whole call at any time based on U.S. Treasury plus 50 basis points. If the Notes are redeemed on or after September 15, 2027 (three months prior to the maturity date of the Notes), the make-whole amount will be zero.
CUSIP / ISIN:	81761L AB8 / US81761LAB80
Denominations/Multiple:	$2,000 / $1,000
Joint Book-Running Managers:	BofA Securities, Inc. RBC Capital Markets, LLC Wells Fargo Securities, LLC BMO Capital Markets Corp. Citigroup Global Markets Inc. PNC Capital Markets LLC
Joint Lead Managers:	Mizuho Securities USA LLC Regions Securities LLC SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	Barclays Capital Inc. FHN Financial Securities Corp. Morgan Stanley & Co. LLC Truist Securities, Inc. UBS Securities LLC

On November 17, 2020, the Issuer delivered a notice of redemption to U.S. Bank National Association, as trustee, with respect to all of the Issuer’s outstanding 4.25% Senior Notes due 2021 for a redemption price equal to the principal amount of $50.0 million, plus accrued and unpaid interest to, but excluding the date of redemption. This redemption is expected to occur on or about December 18, 2020.

*Note: A security rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

The Issuer and the Guarantors have filed a registration statement (including a prospectus dated June 2, 2020 and a preliminary prospectus supplement dated November 17, 2020) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer, the Guarantors and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322, RBC Capital Markets, LLC toll-free at (866) 375-6829 or Wells Fargo Securities, LLC toll-free at (800) 645-3751 or wfscustomerservice@wellsfargo.com.

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